Exhibit 99.1

Lithium Americas Announces Filing of Circular in Connection with the Separation and AGM

June 26, 2023 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) is pleased to announce that the Company has filed the Management Information Circular (“Circular”) in connection with the annual, general and special meeting of Lithium Americas shareholders to be held on July 31, 2023 (the “Meeting”). The Meeting will be held to consider the approval of the reorganization of the Company that will result in the separation of its North American and Argentine business units into two independent public companies (the “Separation”) and annual meeting matters, among other things.

The Separation will establish the Company as Lithium Americas (Argentina) Corp. (“Lithium Argentina”), as well as a new company to be named Lithium Americas Corp. (“Lithium Americas (NewCo)”). Lithium Argentina will retain the Company’s Argentina portfolio, which is advancing the Caucharí-Olaroz project to full production following the recent achievement of first lithium, while pursuing regional growth through development of the Pastos Grandes basin. Lithium Americas (NewCo) will become a leading North American-focused lithium company advancing the 100%-owned Thacker Pass project through construction to production to support the development of the North American lithium supply chain.

The Separation has strong shareholder support, with shareholders holding in aggregate approximately 23.8% of outstanding common shares of Lithium Americas having agreed to vote in favor of the Separation, including General Motors Holdings LLC, GFL International Co., Ltd., and officers and directors of Lithium Americas.

The Board of Directors of the Company recommends that shareholders vote in favor of the Separation and other matters presented at the Meeting.

The Separation is targeted to become effective by October 15, 2023, but in any event no later than December 31, 2023. Completion of the Separation is subject to a number of regulatory approvals and closing conditions, including approvals by the Supreme Court of British Columbia, the TSX, and the NYSE, and receipt of tax rulings from the Canada Revenue Agency and Internal Revenue Service, amongst other things. The timing of these approvals and satisfaction of closing conditions has the potential to impact the timing of the completion.

LITHIUM AMERICAS (NEWCO) MANAGEMENT AND BOARD OF DIRECTORS

Upon completion of the Separation, Lithium Americas (NewCo)’s management team will include:

  Jonathan Evans (Director, President and CEO) – current Director, President and CEO of Lithium Americas

  Pablo Mercado (EVP and CFO) – current EVP and CFO of Lithium Americas

  Richard Gerspacher (EVP, Capital Projects) – current SVP, Capital Projects of Lithium Americas

  Ted Grandy (SVP, General Counsel and Corporate Secretary) – current VP, Legal and Regulatory Affairs of Lithium Americas

  Aubree Barnum (VP, Human Resources) – current VP, Human Resources of Lithium Americas

  Tim Crowley (VP, Government and External Affairs) – current VP, Government and Community Relations of Lithium Americas

  Alexi Zawadzki (VP, Resource Development) – current President of North American Operations of Lithium Americas

The Board of Directors will include:

  Kelvin Dushnisky (Executive Chair and Director) – current Director of Lithium Americas

  Yuan Gao (Lead Independent Director) – current Director of Lithium Americas

  Jonathan Evans (Director) – current Director, President and CEO of Lithium Americas

  Michael Brown (Director) – former Executive Director, State of Nevada Governor’s Office of Economic Development, previously President of Barrick Gold North America and holding various positions with Barrick Gold Corporation since 1994

  Fabiana Chubbs (Director) – current Director of Lithium Americas and of Royal Gold Inc.

  Zach Kirkman (Director) – current VP, Corporate Development and Global M&A of General Motors Company, former Head of Corporate Development, M&A of Tesla, Inc. and holding various positions with Tesla since 2016 and former member of the Corporate Development/M&A team at Apple since 2008

  Jinhee Magie (Director) – current Director of Lithium Americas

  Philip Montgomery (Director) – current Director of Walkabout Resources Ltd. with a 35-year career at BHP Group Limited and its predecessor organizations and with significant capital projects experience

LITHIUM ARGENTINA MANAGEMENT AND BOARD OF DIRECTORS

Lithium Argentina’s management team will include:

  John Kanellitsas (Executive Director (Chair), President and Interim CEO) – current Executive Vice Chair of Lithium Americas

  Ignacio Celorrio (EVP, Latin America) – current President, Latin America of Lithium Americas

  Alex Shulga (VP and CFO) – current VP, Finance of Lithium Americas

  Mariano Chiappori (VP and COO) – current VP Operations, Latin America of Lithium Americas

  José Aggio (VP and Chief Human Resources Officer) – current Senior Director, Human Resources of Lithium Americas

  Carlos Galli (VP, Growth and Innovation) – current Director Project Development, Latin America of Lithium Americas

The Board of Directors will include:

  John Kanellitsas (Executive Director (Chair), President and Interim CEO) – current Executive Vice Chair of Lithium Americas

  George Ireland (Lead Independent Director) – current Chair of Lithium Americas

  Diego Lopez Casanello (Director) – current Managing Partner of Vidavo Ventures

  Robert Doyle (Director) – current Director of Faraday Copper Corp. and Orezone Gold Corporation and former Chief Financial Officer of Pan American Silver Corp. from 2004 until 2022

  Franco Mignacco (Director) – current Director of Lithium Americas and President of Minera Exar

  Calum Morrison (Director) – current Director of Snowline Gold Corp. Former President and Chief Executive Officer of Great Bear Royalties Corp. and previously held various positions at Teck Resources Ltd.

Additional independent directors may be recruited for appointment to the Lithium Argentina Board following the completion of the Arrangement to complement the initial team of directors and enhance Lithium Argentina’s corporate governance structure and practices.

TRANSITIONAL SERVICES AGREEMENT

Following the Separation, Lithium Argentina and Lithium Americas (NewCo) will be two independent public companies with separate management and boards, and with no ownership in one another. Currently, as a consolidated company, both business units share many corporate functions that provide administrative support. To facilitate the transition as each company builds its own corporate functions, Lithium Argentina and Lithium Americas (NewCo) will enter into a Transitional Services Agreement pursuant to which it is expected that, for a period of time following the Separation, each of the companies will provide to each other certain assistance and services. The terms of the schedules and the Transitional Services Agreement have not been finalized prior to the date of this Circular.

Additional details with respect to the Separation, management team and board of directors of each entity can be found in the Circular filed under Lithium Americas’ profile on SEDAR at www.sedar.com and which will be mailed to shareholders of record as of June 12, 2023 (“Record Date”). The Circular has also been filed on a Form 6-K on EDGAR at www.sec.gov.

PROXY AGENT CONTACT DETAILS

Shareholders who have questions about the Circular, or need assistance with voting their Lithium Americas shares, can contact our proxy solicitation agent, Morrow Sodali (Canada) Ltd.:

Morrow Sodali
North America Toll Free: 1.888.999.2944
Outside North America, Banks, Brokers and Collect Calls: 1.289.695.3075
Email: assistance@morrowsodali.com

PASTOS GRANDES TECHNICAL REPORT

Concurrently with the filing of the Circular, the Company announces that a National Instrument 43-101 ("NI 43-101") Technical Report (the "Technical Report") for the Pastos Grandes Project has been completed and filed on SEDAR in connection with a mineral resource update for the project, as discussed in the Circular with respect to Lithium Argentina. The Technical Report is titled “NI 43-101 Technical Report, Lithium Resources Update, Pastos Grandes Project, Salta Province, Argentina,” and was prepared by Frederik Reidel, CPG, who is a qualified person independent of the Company under NI 43-101 with an effective date of April 30, 2023.

ABOUT LITHIUM AMERICAS

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing toward full production capacity, and the Pastos Grandes basin represents an additional regional growth opportunity. In the United States, Thacker Pass has received its Record of Decision and has commenced construction. The Company continues to advance a reorganization that will result in the separation of its U.S. and Argentine business units into two independent public companies. The Company trades on both the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”), under the ticker symbol “LAC.”

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

FORWARD-LOOKING INFORMATION

Certain statements in this release constitute “forward-looking statements” within the meaning of applicable United States securities legislation and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events, performance or achievements of the proposed Separation and of the Company (Lithium Americas (NewCo)’s / Lithium Argentina’s), its projects, or industry results, to be materially different from any future results, events, performance or achievements expressed or implied by such forward-looking statements. Such statements can be identified by the use of words such as “may,” “would,” “could,” “will,” “intend,” “expect,” “believe,” “plan,” “anticipate,” “estimate,” “schedule,” “forecast,” “predict” and other similar terminology, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, financial or operating performance and results, and speak only as of the date of this release. Such statements include without limitation, statements with respect to the proposed Separation, the expected timetable for the Separation, the ability of the Company to complete the Separation on the terms described herein, or at all, the receipt shareholder and required third party, court, tax, stock exchange and regulatory approvals required for the Separation, the expected composition of the board and management of each entity, the expected holdings and assets of the entities resulting from the Separation, the expected benefits of the Separation for each business and to the Company’s shareholders and other stakeholders, the strategic advantages, future opportunities and focus of each business and expectations regarding the status of development of the Company’s projects.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance, events or results and will not necessarily be accurate indicators of whether or not such events or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to, uncertainties with obtaining required approvals, rulings, court orders and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Separation (including tax, regulatory and shareholder approvals); there being no assurance that Lithium Americas (NewCo) will meet all the requirements to list its common shares on the TSX and/or the NYSE, future factors or events that may arise making it inadvisable to proceed with, or advisable to delay or alter the structure of the Separation; the performance, the operations and financial condition of Lithium Americas (NewCo) and Lithium Argentina as separately traded public companies, including the reduced geographical and property portfolio diversification resulting from the Separation; the impact of the Separation on the trading prices for, and market for trading in, the shares of the Company, Lithium Americas (NewCo) and Lithium Argentina (collectively the “Entities” and individually, an “Entity”); the potential for significant tax liability for a violation of the tax-deferred spinoff rules applicable in Canada and the United States; uncertainties with realizing the potential benefits of the Separation; risks associated with mining project development, achieving anticipated milestones and budgets as planned, and meeting expected timelines; risks inherent in litigation that could result in additional unanticipated delays or rulings that are adverse for an Entity or its projects; maintaining local community support in the regions where an Entity’s projects are located; changing social perceptions and their impact on project development and litigation; ongoing global supply chain disruptions and their impact on developing an Entity’s projects; availability of personnel, supplies and equipment; the impact of inflation or changing economic conditions on an Entity, its projects and their feasibility; any impacts of COVID-19 or an escalation thereof on the business of an Entity; unanticipated changes in market price for an Entity’s shares; changes to an Entity’s current and future business plans and the strategic alternatives available to the Entity; industry and stock market conditions generally; demand, supply and pricing for lithium; and general economic and political conditions in Canada, the United States, Argentina and other jurisdictions where an Entity conducts business. Additional information about certain of these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual information form and most recent management’s discussion and analysis for the Company’s most recently completed financial year and interim financial period, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Although the forward-looking statements contained in this release are based upon what management of the Company believes are reasonable assumptions as of the date hereof, there can be no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this release.